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MEDICURE ANNOUNCES FULL PATIENT ENROLLMENT IN ITS
PHASE II MATCHED CLINICAL TRIAL

Trial Evaluating Effects of MC-4232 on Patients With Diabetes and Hypertension

WINNIPEG, Manitoba – (March 1, 2005). Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, is pleased to announce that it has reached full enrollment in its 120 patient advanced Phase II MATCHED trial evaluating MC-4232, in patients with co-existing diabetes and hypertension. The results of the study are expected to be announced in the summer of 2005.

Patients with co-existing diabetes and hypertension face a major increase in risk of cardiovascular complications, including heart attacks, stroke, heart failure and renal failure. MC-4232 is a novel product that combines the cardioprotective properties of Medicure’s lead product, MC-1, with an ACE-Inhibitor, an established first line therapy for blood pressure control.

“There is no one drug on the market today that specifically targets the numerous problems facing a patient who suffers from both hypertension and diabetes, so there is an urgent need to find a therapy that can reduce the cardiovascular risks associated with this patient population,” stated Albert D. Friesen, Ph.D, Medicure President and CEO. “The participation of the investigators and their patients highlights the need for a new therapeutic such as MC-4232, to treat this potentially deadly combination.

“We eagerly await the results from this trial, as the data will lay the groundwork necessary for a larger Phase III study to support registration of the product” added Dr. Friesen. “Success in this trial would represent a major milestone for Medicure and would clearly serve to further validate our combination product strategy.”

The MATCHED study is a randomized, double-blinded, placebo controlled, double-crossover trial encompassing up to 120 patients that will have received MC-1 at doses of 100, 300 or 1000 mg or placebo, given alone and in combination with an ACE Inhibitor, at a dose of 20 mg. This study will assess effects on a variety of important parameters in diabetic hypertensive patients, including blood pressure and metabolic function and will also provide information on product safety and tolerability.

This trial is being conducted under the guidance and direction of an internationally recognized hypertension expert, Yves Lacourcière, MD, FRCP, FACP, Director of the Hypertension Research Unit, Centre Hospitalier de l'Université Laval Sainte-Foy, Québec. Dr. Lacourcière, one of North America's foremost experts in management of hypertension in difficult to treat patient groups, is leading a group of 12 specialist investigators enrolling patients at sites across Canada. Dr. Lacourcière has led numerous important hypertension studies and he serves as a scientific advisor to several leading pharmaceutical companies.

“As principal Investigator of the MATCHED Trial, I am pleased to be involved in the development of a cardiovascular product like MC-4232, which represents a novel approach in treating this patient population,” said Dr. Lacourcière. “The clinical findings from the MATCHED Trial should distinguish the drug as a valued therapeutic option, so we are very excited about releasing results from this study as they will be central in advancing the clinical development of MC-4232.”

STUDY DESIGN
The cross-over study design will provide information on MC-1 alone and in combination with an ACE Inhibitor for 8 weeks in each treatment regimen, for a total treatment period of 16 weeks per patient. While MC-1's cardioprotective properties are being confirmed in other clinical programs, this study will evaluate effects on a variety of other important parameters, each of which could add important differentiation of the product. The primary blood pressure data will be provided by ambulatory blood pressure measurements, with standard blood pressure readings also being taken. Metabolic function measurements will include, among others, fasting serum glucose, glycated hemoglobin (HbA1c) and triglycerides.

This study is a key part of Medicure's plans for a Phase III registration study of MC-4232.

MARKET POTENTIAL
MC-4232, Medicure's first combination product, incorporates an ACE inhibitor, the most common form of therapy for blood pressure control in diabetic patients. As such, the product will tap into the existing large market for this class of drugs, which in 2003 exceeded USD$2.8 billion in sales within the USA.

Hypertension is a common disorder in which blood pressure remains abnormally high.

Approximately 73% of the more than 50 million adult Americans, who have hypertension, are not adequately treated. Recent studies have shown that despite substantial clinical research and refinements to existing pharmacological therapy, the ability to control hypertension remains at the same level as in the 1980s and it is now well accepted that most patients require multiple treatment approaches in order to achieve blood pressure goals. Diabetes, a condition where the patient has impaired ability to utilize blood glucose for energy, is a major complicating factor for the approximately 12 million Americans who also have hypertension. These coexisting conditions present a major increase in risk of macrovascular and microvascular complications, including stroke, coronary artery disease, peripheral artery disease, retinopathy, nephropathy and possible neuropathy.

ABOUT MEDICURE INC.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:
- Cardiovascular focused pipeline: a global market of over US $70 billion
- Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
- Two positive Phase II trials completed
- Unique products addressing major markets not adequately served by existing drugs
- Second combination product, MC-4262 is entering development stage
- Dual action antithrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer
Chief Financial Officer

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com